Exhibit 99.1

Santiago, June 21, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046,we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following technological service contracts with the related company Isban Epaña:

1)	Technological service contract for Kalos Project 2017
2)	Technological service contract for the Risk Model
3)	Technological service contract for Logos Project
4)	Technological service contract for Verum Project
5)	Technological service contract for Advisory Improvements Project
6)	Technological service contract for NEO CRIS Functional Improvements
7)	Technological service contract for Rorac Project
8)	Technological service contract for Motor CVA Project
9)	Technological service contract for Heracles Project
10)	Technological service contract for the Process Platform

With regard to these operations, the Directors of the Bank, Mr. Vittorio Corbo Lioi, Oscar Von Chrismar Carvajal, Roberto Méndez Torres , Orlando Poblete Iturrate, Lucía Santa Cruz Sutil, Juan Pedro Santa Maria Pérez, Roberto Zahler Mayanz, Ana Dorrego de Carlos expressed the approval for the Bank contracting the financial services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, in accordance also with the favorable report of the Audit Committee of the Bank.

Sincerely,

Claudio Melandri Hinojosa

GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.